UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32855 / October 6, 2017

In the Matter of

INNOVATOR ETFS TRUST
INNOVATOR CAPITAL MANAGEMENT, LLC

120 N. Hale Street, Suite 200
Wheaton, Illinois 60187

(File No. 812-14780)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT

Innovator ETFs Trust and Innovator Capital Management, LLC filed an application on June 7, 2017, and an amendment to the application on September 8, 2017, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval.

On September 11, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32813). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Innovator ETFs Trust and Innovator Capital Management, LLC (File No. 812-14780) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary